Mail Stop 3720

April 21, 2006

Mr. James V. McKeon
Chief Financial Officer
Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348

       Re: **Genesis Healthcare Corporation**
               Form 10-Q for Fiscal Year Ended September 30, 2005
               Filed December 14, 2005

               Form 10-Q for Fiscal Quarter Ended December 31, 2005
               File No. 000-50351

Dear Mr. McKeon:

       We have reviewed your supplemental response letter dated March 31, 2006, as well as your filings, and have the following comments. As noted in our comment letter dated March 17, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, page 35

Fiscal 2005 Compared to Fiscal 2004, page 50

1. We note your response to comment 2, however, since you are not an investment company and are not in the business of providing insurance we do not view income

earned on restricted marketable securities held to secure losses of your captive insurance subsidiary as revenue or operating income. Revise to separately report all investment income as non-operating income pursuant to 5-03 of Regulation S-X.

Consolidated Balance Sheets, page F-69

2. In regard to your response to comment 4, since Genesis HealthCare is not in the business of insuring unrelated parties we do not believe Genesis HealthCare and its subsidiary LHC have an insurance "business cycle". To the extent that LHC's restricted cash balance will be used to pay claims in periods beyond one year, we believe such amounts should be classified as long-term. In addition, we note in your policy note that restricted cash includes cash held in trust on behalf of your residents and cash restricted under loan covenants. We do not understand your basis in GAAP for classifying funds held in trust, that are not available for the company's use, as a current asset within the cash line-item. Tell us why cash restricted under loan covenants qualifies as a current asset or revise.

3. We note your response to comment 5; however, it is unclear to us why it is appropriate to classify these assets as held for sale. Please explain to us which specific condition(s) of paragraph 31 of SFAS 144 is met that allow you to classify these assets as held for sale.

Consolidated Statements of Operations, page 70

4. We note management's reasons for the Company's income statement presentation in your response to comment 6. However, it seems the current presentation is potentially misleading to investors as the indented section excludes the operating expense items Lease expense and Depreciation and amortization expense. Please confirm for us that you will remove this indentation if future filings.

Consolidated Statement of Cash Flows, page 72

5. We note your response to comment 8. Whether or not the payments made to your lessor related to the spin-off, prepaid rent payments on operating leases should be reported as a use of cash in the operating section of your statement of cash flows. We would not object to advanced rent payments on capital leases being classified as investing cash flows. Revise your financial statements accordingly.

Correction of Errors, pages 75 - 76

6. We are considering your response to comment 10. To assist us in our understanding of the impact of the errors, please provide us a copy of management's analysis described in your response. Expand this analysis to measure the impact in both

percentages and dollar amounts, and also address the impact on net income. This analysis should show how the error corrections have impacted the reported amounts of every affect financial statement line-item in 2005.

(2) Summary of Significant Accounting Policies, page 76

Revenue Recognition/Contractual Allowances, page 76

7. Refer to your response to comment 11 and provide us with the amount of prepayments that were recorded as an offset to receivables rather than deferred revenue as of September 30, 2005 and December 31, 2005. Please confirm for us that you will classify these prepayments as deferred revenue, to the extent they are material, in future periods.

(4) Significant Transactions and Events

8. We note the explanation for your accounting for the reimbursements of the costs of providing transitional services to NCI in your response to comment 13. However, it appears you should have reported the gross amounts paid by NCI as revenue pursuant to the guidance in EITF Issue No. 01-14. Revise your financial statements to comply with this guidance or explain to us why it is not necessary to do so under GAAP.

(12) Loss Reserves For Certain Self-Insured Programs, pages 96 - 97

9. In regard to your response to comment 15, we do not understand how the guidance you reference, paragraph 132 of SOP 96-1, supports your policy of discounting reserves for unsettled claims. Since the ultimate amount that will be paid to settle an unsettled claim is not known, and likewise the amount and timing of cash payments necessary to do so, it is unclear to us how you are able to reliably discount unsettled claims. In this regard, we note your disclosure on page 97 that the provision for losses and loss adjustment expenses "is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount." Revise the liability accrual amounts for unsettled claims reported in your financial statements to fully comply with the guidance in SFAS No. 5 and FIN 14.

10. Explain to us your basis for using a 4.5% discount rate when discounting settled claims. Compare for us the impact of using this rate rather than a risk free rate for government issues having the same approximate maturity as the liabilities being discounted.

(16) Commitments and Contingencies, page 101

Financial Commitments, page 101

11. We note from your response to comment 16 that your unconsolidated VIE joint
venture has a $4.2 million capital deficit. Given that you have no obligation and no
plans to fund future operating losses, please tell us which party does have the
obligation and intent to fund future operations. Further, tell us the amount of the
trade credit and explain the facts and circumstances that caused you to reserve only
78% of the trade credit.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may contact Adam Washecka, Staff Accountant, at
(202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361
if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director